Form 1-A/A 24-3922

PIERCE ATWOOD

ATTORNEYS AT LAW

David J. Champoux

One Monument Square
Portland, ME 04101

207-791-1364 voice
207-791-1350 fax
dchampoux@pierceatwood.com

pierceatwood.com

[redacted]

03038339

November 4, 2003

VIA FEDERAL EXPRESS

John D. Reynolds
Assistant Director, Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Associated Grocers of Maine, Inc.

Securities Act of 1933, Section 2(a)(1)

Dear Mr. Reynolds:

We are counsel to Associated Grocers of Maine, Inc. ("Associated Grocers"), a Maine corporation providing bulk purchasing, warehousing and distribution services to its member-shareholders on a cooperative basis. The member-shareholders of Associated Grocers provide the necessary working capital of the cooperative, and security for the credit extended to them by the cooperative, through required purchases of "shares" and by required and voluntary capital deposits. On behalf of Associated Grocers, we hereby respectfully request that the staff of the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") in connection with the sale of such shares and the acceptance of such capital deposits by Associated Grocers without registration or exemption under the Securities Act of 1933, as amended (the "1933 Act").

I. Nature and Structure of Associated Grocers.

Associated Grocers has operated on a cooperative basis with its member-shareholders since its incorporation under Maine law in 1953. Its Articles of Incorporation and Bylaws are attached hereto as Exhibits "A" and "B" respectively. Associated Grocers currently has 244 member-shareholders, which are all independent grocery stores located in Maine, and, to a lesser degree, in New Hampshire, Vermont and northern Massachusetts. In the retail grocery business, margins for independent store operators are very thin and competition is fierce. Without the ability to achieve economies of scale and to aggregate their purchasing power through a cooperative entity such as Associated Grocers, very few independent grocers would be able to remain competitive in a marketplace dominated by large grocery chains such as Shaw's, Kroger, Hannaford, and others.

Associated Grocers provides bulk purchasing, warehousing and distribution services to its member-shareholders in connection with items commonly sold by small retail groceries, including meat, dairy, deli and bakery products, dry goods, canned goods, frozen goods and fresh produce. Associated Grocers offers over 16,000 SKU's (stock keeping units, or individual products) to member-shareholders on a regular basis, acquired from over 2,500 manufacturers, vendors and brokers.

Associated Grocers also offers certain "value added" services to its members, including assistance with: (i) store design, (ii) marketing programs and advertising, (iii) internal cost controls and accounting, and (iv) obtaining financing for store improvements. Through wholly owned subsidiaries, Associated Grocers also offers insurance coverage and has, in the past, offered to lease or sub-lease retail locations to qualified independent store operators on the condition that they become or remain member-shareholders of the company.

Associated Grocers' sales in the fiscal year ended March 28, 2003 were approximately $132 million, of which approximately $124 million represented sales to its member-shareholders. Article XII of its bylaws stipulates that any sales to non-members must either be approved by the board of directors or, for meat, produce or groceries only, must be on a limited, quantity basis with the "price... established in such a way that a competitive advantage to stockholders of Associated Grocers shall be preserved."

To obtain the benefits of membership in Associated Grocers, a person or entity must purchase one share of Class A Stock, and must begin the purchase of two shares of Class B Stock by the addition of a 1% surcharge on invoices paid for goods purchased from the company. The cost of shares is set by the board of directors, and currently the total cost for one Class A share and two Class B shares equals $7,527.00. Once both shares of Class B stock are paid for, such member must continue to pay the one percent surcharge to establish a capital deposit with the cooperative in an amount calculated according to a formula set from time to time by the board of directors, which is currently equal to three times the member's average weekly purchases from Associated Grocers in the previous year, up to a maximum capital deposit of $50,000. This required level of capital deposit is known as such member's "factor" (hereinafter, the "Factor"). On occasion, the company has required that nonmembers making purchases also place amounts on deposit with the company as a "security deposit" for purchases made.

Members may also elect to increase the level of such capital deposit on a voluntary basis, and amounts beyond the factor are referred to as "excess" (hereinafter, the "Excess"). Members typically use the Excess as a way to accumulate funds for future payments for goods purchased from the Company and as a cash flow management tool. Interest is paid on both types of capital deposits at rates set by the board of directors; the rate for both Factor and Excess in the most recent period has been 4.5% per annum. Amounts held as Excess are subject to repayment upon demand by the depositing member.

Both Class A and Class B shares are subject to redemption, and both types of capital deposits are subject to repayment, if the member-shareholder ceases to be engaged in the food business or ceases to do business with Associated Grocers. In such case, amounts held as Factor are generally repaid within six weeks after the last product delivery from the company to the member-shareholder. Both Factor and Excess are general obligations of Associated Grocers, are subordinated to the outstanding senior indebtedness of the company, are not certificated, and cannot be transferred from one member to another.

The Articles of Incorporation and Bylaws of Associated Grocers specifically prohibit the purchase or ownership of the Class A Stock or Class B Stock by any person or entity not engaged in the retail sale of food items. Only the holders of Class A shares have voting rights, and each such holder has only one vote no matter how many shares of Class A and Class B stock are owned by such holder. Class A and Class B shares may only be transferred to persons or entities engaged in the food business, and only if the company is first given the opportunity for 30 days to purchase the shares at the sales price most recently set for shares of such class by the board of directors. The company has not allowed the transfer of any shares of Class A or Class B Stock, and does not intend to do so in the future.

Dividends are paid on both Class A and Class B shares in amounts set by the Board of Directors, except that dividends on Class B shares cannot exceed 12% of the value for such shares set for that year by the Board of Directors. For the year ended March 28, 2003, dividends of $75 per share were paid with respect to each of the Class A and Class B shares (equal to approximately 3% of the purchase price for the Class A and Class B shares).

The purpose of the ownership structure, as stated in Article XII of the bylaws, is "to ensure the equitable contribution of needed working capital" by members and "to provide security for the credit extended to stockholders in the sale of goods." The stockholders have agreed that the capital deposits (whether Factor or Excess) are "a continuing pledge to the Corporation to secure any indebtedness" to Associated Grocers. In effect, the Factor and Excess serve as "security deposits" for the credit extended to members by the company on a weekly basis.

II. Regulation A Filings.

In 1998, Associated Grocers was made aware that there were possible issues under the securities laws in connection with the Excess, in that an argument could be made that the Excess could be characterized as a security under the 1933 Act. The company, wishing to avoid uncertainty and future expenses, determined to seek the exemption from registration contained in Regulation A for the Excess.

Based on extensive discussions with Donald Rinehart of the SEC's Division of Corporation Finance, Office of Small Business, during which the company's financing structure summarized above and its practice of taking in such funding on a continuous basis were explained in detail, it was the company's clear understanding that the $5 million limit on Regulation A issuances applied to a floating twelve month period, and not to the complete offering made under Regulation A.

Although the company's primary concern was the possible characterization of the Excess, it decided that if it was going to commit the cost and effort of preparing a Regulation A filing, it should include all the instruments held by its members in such filing, including the Factor, the Class A shares and the Class B shares, despite substantial authority (cited below) to the effect that such instruments are not securities. Very little additional effort was required to do so, and the company felt that this would be the safest position to take to eliminate any risk of characterization of these instruments as securities.

The fact that the company treated the Class A shares, the Class B shares, the Factor and the Excess as securities for Regulation A purposes in the past should have no effect on how these instruments are actually characterized. Great Rivers Coop. of Southeastern Ohio v. Farmland Indus., 198 F.3d 685 (8th Cir. 1999)("[i]t is the economic substance of the particular instrument... and not the labels used by the parties that determines whether a security is involved.")

The company's offering under Regulation A was terminated on September 12, 2003.

III. Discussion

A. The Class A Shares, Class B Shares, Factor and Excess do not Constitute Securities for Purposes of the 1933 Act Because the Economic Reality is that They Represent Membership in a Cooperative Enterprise and not Investments.

The Supreme Court has determined that "Congress' purpose in enacting the securities laws was to regulate *investments*, in whatever form they are made and by whatever name they are called." Reves v. Ernst & Young, 494 U.S. 56, 61 (1990)(emphasis in original). As a result, when considering whether a given instrument is a security, "form should be disregarded for substance and the emphasis should be on economic reality." *Id.*, citing Tcherepnin v. Knight, 389 U.S. 332 (1967); *see also* Landreth Timber Company v. Landreth, 471 U.S. 681, 691 (1985)(examination of economic reality only foreclosed when "instrument involved is traditional stock, plainly within the statutory definition" as interpreted by United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975)(discussed below with regard to Class A and Class B shares)); B. Rosenberg and Sons, Inc. v. St. James Sugar Coop., Inc., 447 F. Supp. 1 (E.D. La. 1976)(*aff'd without op. 565 F.2d 1213* (5th Cir. 1977)).

Associated Grocers' purpose is not to provide its members with a return on their invested capital. Associated Grocers exists to provide a competitive advantage to its independent grocer members, primarily through aggregation of the purchasing power of its members, through the provision to members of related services, and through improved economies of scale for warehousing and trucking services. This allows the members to acquire goods and services at lower cost than one independent grocer could achieve acting alone. The overwhelming majority of the members are small, rural grocery businesses located in Maine, New Hampshire, Vermont and Massachusetts who would find it very difficult to compete against the large players in this field (such as Hannaford and Shaw's, and, increasingly, large retailers such as Wal-Mart) without the commercial advantages provided by Associated Grocers.

Membership in the cooperative is strictly limited to those persons who can take advantage of these benefits—participants in the food industry. Payments to the company for goods purchased are made on a "cost-plus" basis, with the company seeking to limit its margin to the very minimum necessary to pay operating expenses. As a result, the primary economic benefit of membership is cost savings, and the greater the patronage of the member with the cooperative, the greater the benefits to such member. The level of economic benefits to a member is therefore primarily dependent upon the success of that member's own efforts in running their grocery business, and not due to passive investment in the company.

Any additional financial benefits to members, including payment of interest or dividends to the members, are merely incidental benefits. The decision by a member to join the cooperative and to purchase the Class A Shares, the Class B Shares and the Factor is motivated solely by the commercial advantages of membership, and not by any desire to derive profits from a passive investment in the cooperative. With regard to the Excess, the members who contribute funds thereto probably do take the interest-bearing nature of the deposit into consideration, but are also motivated by the desire (i) to reduce the overall cost of capital to the cooperative, thus reducing the costs imposed on all members, and (ii) to gain the commercial benefits of doing so, including ease of funding future purchases, better credit relations with the cooperative and managing cash flow in a highly cyclical business. The company's decision to accept the funds is motivated by (i) the need to have working capital to provide benefits to its members, (ii) the need to have member funds in its possession as security for payment for goods delivered, and (iii) the desire to ensure that only independent grocers who are committed to the cooperative (and are therefore willing to pay the up-front costs thereof) become members. The company is not motivated in any way by a desire to accumulate profits for distribution to its shareholders, and the shareholders are not motivated by a desire to derive profits solely from the efforts of others.

In the Forman case, the court considered that the motivation of the purchasers of the "stock" in question was to gain the advantage of the below-market housing and services offered by a housing cooperative, and not to gain profits through either (i) capital appreciation from development of the initial investment, or (ii) a participation in earnings resulting from the use of investors' funds. 421 U.S. at 853. As a result, the investors were not attracted by "financial returns on their investment", and therefore the securities laws did not apply. *Id.* This was true even though a small portion of the income of the cooperative was derived from the leasing of cooperative property to non-members, thus earning some "profit traditionally associated with a security investment" to the cooperative—but such profits were deemed too insubstantial to bring the entire transaction within the securities acts. *Id.* at 856.

A situation very similar to that of Associated Grocers was considered in the St. James Sugar Coop. case. 447 F. Supp. 1. The St. James court considered that the sugar cane farmers who were members of the cooperative purchased the stock in question to obtain "a place to process and market the fruits of his labor", and did not participate to obtain profits from investment securities. *Id.* at 4. Where the purchaser is motivated by a desire to "use what he has purchased"—i.e., by using the processing and marketing functions of the cooperative for that member's products—then the securities laws do not apply. *Id.*

Capital structures and instruments similar to those of Associated Grocers have consistently been given "no-action" treatment by the SEC's Division of Corporation Finance as well.

In connection with capital deposits similar to the Factor and the Excess, in *Dairymen, Inc.* (available January 29, 1993), members provided the needed capital investment for a marketing cooperative through required withdrawals from amounts due to the members, to be held as capital deposits by the cooperative. Interest was paid on such deposits in amounts set by adding one percentage point to the rates published in the Wall Street Journal for certain Treasury notes; at the time of the no-action letter, this rate was seven percent (7%). In addition, members could choose to increase the amount of such deposits voluntarily and would receive the same rate of interest on such voluntary deposits as on the required deposits. The SEC took a no-action position with regard to the voluntary deposits, in part relying on the representations of the cooperative that such voluntary deposits would be accepted only from members. Such deposits are limited for Associated Grocers as well—only members who have completed their purchase of one Class A share, two Class B shares and the appropriate level of Factor can contribute Excess.

Also, in *Rover of Indiana Inc.* (available September 14, 1981), the SEC took a no-action position where a company, Rover of Indiana, accepted voluntary, interest-paying deposits without registration or exemption under the 1933 Act. The instrument in question was held by Rover as a "repair account" for owner-operators of tractor-trailer rigs, although the funds were commingled with Rover's general funds. The accounts were promoted as a cost-effective way to save for major trailer repairs, with no emphasis on the 8% interest paid on the accounts, and were not transferable between account holders. The Factor and the Excess are also intended to be used for a commercial purpose (payment of debt due to the company, security for purchases), and cannot be transferred by the holder thereof.

In *Certified Grocers of Illinois, Inc.* (available June 22, 1984), a grocery cooperative required that members hold both equity securities and also pay into interest-bearing "Deposit Accounts" amounts calculated based on the average weekly purchases by those members. In addition, members could make additional, voluntary cash contributions to the Deposit Accounts, which voluntary deposits were repayable upon member demand. No-action treatment was granted for both the equity securities and for the Deposit Accounts, both compulsory and voluntary.

As a general matter, Associated Grocers' structure is quite similar to that of other grocery cooperatives, some of which have also sought and received no-action letters. For example, Associated Grocers of New England, Inc. [no relation to Associated Grocers], a New Hampshire business corporation, issued Class A shares, Class B shares and patronage dividend certificates of indebtedness to its members, and the SEC took a no-action position in part because "the stock and certificates [of indebtedness] merely represent membership interests in a corporation operating on a cooperative basis," and thus were not subject to the 1933 Act. *Associated Grocers of New England, Inc.* (available October 5, 1989). Similar reasoning was applied to arrive at no-action positions in *Associated Grocers, Inc.* (available February 12, 1988)[also no relation to Associated Grocers](the "securities merely represent membership interests in a corporation operating on a cooperative basis"), and *Certified Grocers of Illinois, Inc.* (available June 22, 1984). *See also Peer Marketing Associates, Inc.* (available February 3, 1993); *Associated Wholesalers, Inc.* (available April 24, 1986); *Associated Grocers Co-Op, Inc.* (available June 8, 1984)[no relation to Associated Grocers].

The instruments issued by Associated Grocers to its members are membership interests in a corporation run as a cooperative, and are purchased by the members for the primary purpose of gaining access to the commercial advantages of membership. Any payments in respect of the shares or the capital deposits are merely incidental to that primary, commercial purpose, and are too insubstantial and speculative to justify treating the instruments as securities under the 1933 Act.

B. The Class A Shares and the Class B Shares Should not be Characterized as "Securities" for '33 Act Purposes Because the Shares do not Have Most of the Traditional Characteristics of a Security.

The fact that the Class A shares and Class B shares are labeled "stock" is not sufficient to determine that they are subject to the requirements of the 33 Act. Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (1985), United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 851 (1975). Instead, for an instrument labeled "stock", one must look at whether or not the instrument in question bears "stock's usual characteristics." Landreth, 471 U.S. 686, Forman, 421 U.S. at 851. In Forman, the cooperative in question provided below-market housing and services to its member-shareholders, and the court considered the following factors to determine that a share of the cooperative's "stock" was not a security: (i) negotiability of the instrument; (ii) the ability of the holder to pledge or hypothecate the instrument; (iii) the right of the holder to receive dividends contingent upon an apportionment of profits; (iv) the right of the holder to vote in proportion to the number of shares owned; and (v) the capacity of the instrument to appreciate in value. 421 U.S. at 851.

Considering these factors, we do not believe that the Class A shares and the Class B shares issued by Associated Grocers possess most of the characteristics of securities. First of all, the Class A and Class B shares issued by the company are not negotiable, as they can only be transferred to persons "in the food industry", and then only if the Board of Directors chooses not to repurchase the shares at the value set for such fiscal year by the Board. In practice, the Board has not permitted the transfer of any shares, and will not do so in the future.

Secondly, the Class A shares and Class B shares cannot be pledged or hypothecated, as they serve as security for the credit extended to the member-shareholder by the company, and are not transferable as discussed above. The company does not know of any member-shareholder who has pledged or hypothecated its Class A or Class B shares.

Thirdly, although dividends are paid to holders of the Class A and Class B shares on the basis of share ownership, each shareholder can hold only one share of Class A and a maximum of two shares of Class B. Members do not have the option of purchasing additional shares to increase the portion of the dividend payments that they will receive, and the dividends are not intended to be a vehicle for distribution of profits. The primary function of the company is to provide benefits to its members through low-cost procurement of grocery products while being able to pay the costs associated therewith; it is not to accumulate profits for distribution as dividends. In order to get working capital, and in order to ensure that only independent grocers who are committed to working with the company become members, the company has decided to require a substantial cost of membership—currently $7,527 ($2,527 for one Class A share, and $2,500 per share for two Class B shares)—paid by purchasing the shares.

However, due to the diversity of the members, a mechanism is needed to make the burden of the initial investment more equitable between the members. The company realizes that, for a "mom-and-pop" grocery, paying the $7,527 required to gain membership is far more burdensome than for a larger institution; at the same time, the larger institution reaps much larger cash benefits than the mom-and-pop store, due to higher purchasing levels. Only by compensating members equally for the cash provided to the company by the purchase of the shares—by payment of small dividends ($75 per share in each of the last three fiscal year) on a "when possible" basis can this unequal division of relative costs and benefits be mitigated.

Fourthly, in practice, voting rights are not proportional to the level of investment in the company by the member-shareholder in question—each member is entitled to only one Class A share, and therefore only one vote, no matter how many Class B shares they own or the level of their capital balances. A member that is no longer engaged in the food business has no voting rights.

Finally, although the Class A shares could appreciate in value, the potential of such appreciation is not significant enough to merit classifying the Class A shares as securities. The board of directors adjusts the purchase price of the Class A shares from time to time, to reflect changes in the book value of the company. Over the past five years, the price of the Class A shares has not changed. Thus, a member-shareholder who decides to stop doing business with the company might realize a slight gain in value upon repurchase by the company of their shares. This potential gain is merely incidental to the primary purpose of the member-shareholders of gaining access to the purchasing, warehousing, distribution and other services offered by Associated Grocers to its members. Member-shareholders join Associated Grocers in order to stay competitive in the retail grocery business, not out of any expectation of gain due to appreciation in the value of the Class A shares.

The Division of Corporation Finance has issued several "no-action" letters with regard to the stock of wholesale grocery cooperatives organized similarly to Associated Grocers, despite the fact that the stock in question had some of the traditional characteristics of a security. As discussed above, in *Associated Grocers of New England, Inc.* (available October 5, 1989)[no relation to Associated Grocers], a "no-action" position was taken with regard to the Class A and Class B shares issued by a New Hampshire business corporation organized for precisely the same purposes as Associated Grocers, despite the potential for appreciation of the shares. Under the Forman analysis, this entity's shares (i) were not negotiable, as they could only be transferred to persons in the grocery business upon board of directors approval; (ii) could not be pledged or hypothecated, as they were pledged as security to the cooperative; (iii) paid patronage dividends but not ordinary dividends; (iv) did not have proportional voting rights; and (v) had the potential to appreciate or depreciate in value.

In *Associated Grocers, Inc.* (available February 12, 1988)[no relation to Associated Grocers], a "no-action" position was taken with regard to a Washington business corporation that issued shares which (i) were not negotiable without consent from the board of directors; (ii) could not be pledged or hypothecated without board consent; (iii) did not pay dividends; (iv) provided for voting rights on a per-share basis; and (v) had the potential for appreciation or depreciation. Like Associated Grocers, the corporation was a purchasing cooperative for member retail grocers. In this case, two of the "usual characteristics" of stock under Forman were available, but the instruments were deemed not to be securities.

In *Certified Grocers of Illinois, Inc.* (available June 22, 1984), the common stock issued by an Illinois grocery cooperative was (i) not negotiable without director consent; (ii) could not be hypothecated due to pledge to the company; (iii) did not pay dividends; (iv) provided for voting rights in proportion to the number of shares held by the shareholder; and (v) had the potential for gains to the shareholders by increases in the value of the shares. Despite two of the usual characteristics being present, the instruments were deemed not to be securities.

A significant number of other no action letters have been issued under circumstances similar to those above, including: *Collision Automotive Repair Services, Inc.* (available July 7, 1992)(no action even where value of shares could appreciate because shares did not possess most of characteristics of a security); *Affiliated of Florida, Inc.* (available September 25, 1987)(no action even where Class B shares could appreciate in value, as shares did not possess most of characteristics of a security); and *Peer Marketing Associates, Inc.* (available February 3, 1993)(no action even where voting rights granted on a per-share basis).

C. The Factor and Excess Should not be Characterized as "Notes" for '33 Act Purposes, Or, If They Are Characterized as Notes, Should Not be Characterized as Securities Simply Because of the Label "Note."

As demonstrated in section III(A), *supra*, the Factor and Excess should not be considered to be securities because the economic reality is that they merely represent, and are incidental to, membership in the Associated Grocers cooperative. If the Factor and Excess are considered to be "notes", however, an argument could be made that the "family resemblance" test set forth in Reves would be the applicable inquiry. 494 U.S. at 67.

Reves, however, sets forth the process to be followed by a court in determining "whether an instrument *denominated as a "note"* is a "security" for 1933 Act purposes. *Id.* at 67. That is, the Reves inquiry is a technique for statutory interpretation with regard to instruments that are held out as notes, and not simply to any debt. Since the 1933 Act definition of "security" includes "any note", but Congress did not intend to regulate all instruments commonly labeled as notes, the Reves inquiry is necessary to allow a court to distinguish within all the instruments labeled as notes to discover which Congress meant to regulate. *See id.* at 63 ("the phrase 'any note' should not be interpreted to mean literally 'any note'"), 67.

The Factor and the Excess are not certificated in the form of "notes", are not referred to by members as "notes", and are not called "notes" by the company (with the exception of pursuant to the company's Regulation A filings, which should not be held against the company under the circumstances). The Factor and the Excess are unsecured capital deposits held by Associated Grocers as a form of security against member default for goods and services purchased from the cooperative, and as a means of aggregating capital for the functions of the cooperative. They should not be considered to be "notes" merely for the purpose of applying the Reves test.

However, even if the Factor and the Excess are considered to be "notes" merely because they are debts of the company, under the Reves test they would still not be properly deemed securities. Under the "family resemblance" test set forth in Reves, a note is presumed to be a security unless it bears a strong resemblance to one or more instruments in a judicially-crafted list of exceptions. *Id.* at 64-65. Assuming, *arguendo*, that the Factor and Excess are "notes", they bear a strong "family resemblance" to the exception from securities treatment for "a note which simply formalizes an open-account debt incurred in the ordinary course of business." *Id.* at 65. The amount of the Factor and the Excess debts rise and fall over time, depending on the level of member purchases and how much of the deposits are required to pay for goods purchased; in addition, both the Factor and Excess serve as security deposits for the credit extended to members, making the debt both open-ended and incidental to the ordinary course of the business transacted between Associated Grocers and its members.

Even if the Factor and Excess are incorrectly considered to be "notes" and are not considered to sufficiently resemble a note formalizing an open-account debt, an analysis of the factors set forth in Reves to determine when additional categories of exceptions arise indicate that the Factor and Excess are not securities. Reves at 66. These factors are: (i) the motivation that would prompt a reasonable buyer and a reasonable seller to enter into the transaction; (ii) the plan of distribution of the instrument; (iii) the reasonable expectations of the investing public; and (iv) the existence of any other risk-reducing factor for the instrument. *Id.* The first factor clearly favors non-security treatment: as has been described above, the motivation of the members of Associated Grocers in joining the company is to attain competitive and commercial advantages over other grocery retailers, and the motivation of the company is to collect the working capital necessary to provide such advantages to its members on a cooperative basis. This is in contrast to the Reves issuer, which attracted investors who "bought them in order to earn a profit". *Id.* at 68. Secondly, the "plan of distribution" for the Factor and Excess is very narrow—only persons in the food business who are members of the cooperative can put money into the capital deposits, and the deposits are not transferable to anyone else. Again, this factor favors non-security treatment—in Reves the instruments were offered to "a broad segment of the public" through advertisements and mailings. *Id.* Thirdly, the only reasonable expectation a potential purchaser can have in joining the cooperative is to gain the commercial advantages of membership; although the company did make its members aware that the interest rate paid on the Factor and the Excess was a market rate, no reasonable member of the investing public would make the effort and expense of qualifying for membership and becoming a member simply to attain this market rate of interest on deposits. Finally, it is probably true that there is no risk-reducing factor present here, such as collateralization, insurance or a comprehensive system of federal regulation, but this factor alone should not be sufficient to alter the fundamental non-security nature of the Factor and the Excess.

IV. Conclusion.

In view of the foregoing, we are of the view that the Class A stock, the Class B stock, the Factor and the Excess are not securities within the meaning of the definition of that term under §2(1) of the 1933 Act. Accordingly, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the SEC with respect to the offer or sale by Associated Grocers of its Class A stock, its Class B stock, or the acceptance by it of the capital deposits making up the Factor and the Excess without registration or exemption for such sales and offers under the 1933 Act.

Pursuant to the procedures set forth in Securities Act Release Nos. 33-6269 (December 5, 1980) and 33-5127 (January 25, 1971), we have enclosed seven copies of this letter for your consideration. Should the Division of Corporation Finance not be inclined to act favorably on our request, we respectfully request a conference before the issuance of any adverse written response. If you have any questions, or if you need any additional information, please contact one of the undersigned at 207-791-1100.

Sincerely,

David J. Champoux

John S. Liland

Enclosures
cc: Mr. Michael Westort
Mr. Ronald Cloutier
George Marcus, Esq.

{W0179783.5}